Exhibit 99.1
Shinhan Financial Group 2015 1H Business Results to be released on July 22, 2015.

Shinhan Financial Group will release its 2015 1H business results on July 22, 2015. The earning presentation materials will be posted on our website, www.shinhangroup.com.